SLINGER BAG INC.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

(443) 407-7564

January 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom, Nicholas Lamparski

Re:	Slinger Bag Inc.
Registration Statement on Form S-1
Filed September 8, 2021
File No. 333-259384

Dear Mr. Lamparski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Slinger Bag Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 26, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lucosky Brookman LLP by calling Lahdan S. Rahmati at (732) 395-4496.

If you have any questions regarding this request, please contact Lahdan S. Rahmati of Lucosky Brookman LLP at (732) 395-4496.

Sincerely,

SLINGER BAG INC.

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer

cc:
Joseph M. Lucosky, Esq., Lucosky Brookman LLP
Raymond Ressy, Esq., Lucosky Brookman LLP